ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM

August 24, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             nVent Finance S.à r.l. and nVent Electric plc — Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of nVent Finance S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (the “Company”), and nVent Electric plc, an Irish public limited company (the “Parent Guarantor”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), and under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the above-referenced Registration Statement, with exhibits, relating to a proposed offer to exchange all of the outstanding unregistered 3.950% Senior Notes due 2023 and all of the outstanding unregistered 4.550% Senior Notes due 2028 issued by the Company on March 26, 2018, for the Company’s new, registered 3.950% Senior Notes due 2023 and 4.550% Senior Notes due 2028 (collectively, the “New Notes”).  The New Notes will be fully and unconditionally guaranteed by the Parent Guarantor, of which the Company is a wholly-owned subsidiary.  Included with the exhibits filed with the Registration Statement is the Form T-1 Statement of Eligibility under the Trust Indenture Act of U.S. Bank National Association.

The Parent Guarantor notes that, pursuant to the letter dated August 2, 2018 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), in which the Staff indicated that in lieu of providing condensed consolidating financial information required by Rule 3-10(c)(4) of Regulation S-X in the Parent Guarantor’s registration statements and annual and quarterly filings, the Parent Guarantor may provide the narrative-only disclosure that was included in its letter to the Staff dated July 20, 2018.  Such disclosure has been included on page 23 of the above referenced Registration Statement under, “Summary — Information Regarding the Parent Company Guarantor and the Subsidiary Issuer.”

The Company is filing the Registration Statement pursuant to General Instruction B.1.a. of Form S-4.  Pursuant to Staff Legal Bulletin No. 4, the Parent Guarantor is eligible to use Form S-3.

The Company has made a wire transfer in the amount of $99,600.00 in payment of the prescribed registration fee to the United States Treasury account in New York, New York.  Such fee was calculated in accordance with Section 6(b) of, and Rule 457(f)(2) under, the Securities Act.  The Company’s filing fee account number is 0001750411.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

August 24, 2018

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:                                nVent Finance S.à r.l.
nVent Electric plc